UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2008

Commission File Number: 001-33602

HLS SYSTEMS INTERNATIONAL, LTD.

(Exact name of registrant as specified in its charter)

10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China, 100096

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On July 16, 2008, HLS Systems International, Ltd. (the “Company”) released its financial results for its fiscal 2008 third quarter and nine months ended March 31, 2008. The Company’s press release and an overview of the Company’s financial results are attached to this report as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibit Number	Description
99.1	Press Release, dated July 16, 2008
99.2	Financial Results Overview

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HLS SYSTEMS INTERNATIONAL, LTD.

Date: July 16, 2008	By:	/s/ Changli Wang
	Name:	Changli Wang
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated July 16, 2008
99.2	Financial Results Overview